Exhibit 99.1

Ebang International Completes Chip Designing for Simultaneous Litecoin and Dodgecoin Mining

HANGZHOU, China, Feb. 4, 2021 (GLOBE NEWSWIRE) — Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a blockchain technology company in the global market, today announced that the Company has completed the designing of a chip for simultaneous Litecoin (LTC) and Dogecoin (Doge) mining as an addition to our current portfolio of cryptocurrency mining chip designs. The Company believes the new design will allow the Company to construct high performance cryptocurrency mining machines superior to other mining machines currently on the market.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “The completion of the designing is a credit to our increased investment in R&D in recent years. We have made tremendous efforts to build up our R&D team and accelerate product iteration and innovation. In the future, we will focus on developing more mainstream cryptocurrency mining machines, and we are considering designing more mining chips compatible with multiple cryptocurrencies. We believe it will help increase our revenue from the cryptocurrency mining business and optimize our product offering structure along the blockchain industry value chain.”

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com